Exhibit (a)(3)

2017 Annual Report	April 30, 2018

TO OUR EVERFLOW PARTNERS...

The Appalachian Basin experienced some crude oil and natural gas pricing relief in 2017, as compared to recent years where it had experienced historically low natural gas prices and significant declines in crude oil prices. While natural gas prices were higher in 2017 as compared to the prior comparable period, negative regional basis adjustments being applied to the majority of the Company’s natural gas sales continued to settle at unpleasantly low levels. Negative regional basis adjustments are primarily the result of excess supply of natural gas currently being produced and stored in the region. During 2017, the Company was the beneficiary of favorable natural gas prices locked-in on certain production volumes committed to by management prior to their production. The average price received by the Company per MCF of natural gas was $2.72 in 2017, an increase of $0.91, or 50%, from the average price received of $1.81 in 2016 and an increase of $0.43, or 19%, from the average price received of $2.29 in 2015. The average price received by the Company per BBL of crude oil was $47.12 in 2017, an increase of $7.45, or 19%, from the average price received of $39.67 in 2016, and an increase of $0.51, or 1%, from the average price received of $46.61 in 2015. As has been communicated in recent years and noted above, the Appalachian Basin experienced historically low natural gas prices and significant declines in crude oil prices during 2015 and 2016. The average price received by the Company per MCF of natural gas in 2017 was a decrease of $1.01, or 27%, from the average price received of $3.73 in 2014, and the average price received by the Company per BBL of crude oil in 2017 was a decrease of $43.79, or 48%, from the average price received of $90.91 in 2014.

Throughout a significant portion of 2017 when natural gas prices were depressed, and throughout the majority of 2015 and 2016, the Company opted to strategically limit its natural gas production from Company operated wells to volumes that minimize the impact of the low regional natural gas prices being received. This strategy, which is primarily accomplished by voluntarily shutting in wells, is also intended to hold production for the future when natural gas prices have recovered. Under this arrangement, there is also a risk that natural gas prices will not recover and that the production of future volumes will be sold at the same depressed or potentially further depressed natural gas prices.

The increase in 2017 natural gas prices, which was primarily realized during the winter months and when management had favorable prices locked-in on certain volumes, had a significantly positive effect on the Company’s operations. The Company’s crude oil and natural gas sales increased $3.6 million, or 106%, from 2016 to 2017. In addition, and in accordance with Generally Accepted Accounting Principles (“GAAP”), the Company recognized a combined $1.0 million of depreciation, depletion, amortization, and write down/impairment and abandonment (“DD&A”) of properties during 2017, as compared to $4.8 million of DD&A recognized in 2016. The Company recognized net income of $2.1 million during 2017, as compared to a net loss of $6.0 million during 2016 (GAAP Basis). Net income per limited partnership Unit was $0.37 in 2017, as compared to net loss per limited partnership Unit of $1.05 in 2016 (GAAP Basis).

The Company had a Standardized Measure of Discounted Future Net Cash Flows (the “Standardized Measure”) that represented a net liability of $5.1 million at December 31, 2017. The Standardized Measure increased by $4.8 million between December 31, 2016 and December 31, 2017 primarily due to increases in crude oil and natural gas prices and the related upward revisions in quantities of crude oil and natural gas reserves from December 31, 2016 to December 31, 2017, offset somewhat by sales of crude oil and natural gas during 2017. The Company incurred development costs of $192,000 during 2017. Total assets and partners’ equity of the Company at December 31, 2017 amounted to $36.0 million and $14.3 million, respectively.

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692

2017 Newsletter	April 30, 2018

The Company did not make any quarterly cash distributions in 2017. Historically, the Company has attempted to pay distributions in alignment with taxable income. While the Company reported net taxable income of $0.24 per Unit for the 2017 tax year, the Company has reported a cumulative net taxable loss of $0.09 per Unit for the combined 2015-2107 tax years. Net taxable income/loss is determined by adding ordinary income/loss, interest and dividend income, and long-term capital gains, and deducting charitable contributions, intangible drilling costs, percentage depletion, and the domestic production activities deduction on a per Unit basis. The Company does not currently intend to resume paying quarterly distributions during 2018, though no assurances can be provided that the Company’s intentions won’t change based upon unforeseen changes in the national and/or regional oil and gas markets or other factors and their related effect on the Company’s future cash flows.

FINANCIAL REPORT...

Enclosed with this Newsletter is the following financial information:

•     The Company’s audited 2017 Consolidated Financial Report, including a report from the Company’s independent registered public accounting firm and Notes to Consolidated Financial Statements.

•     “Management’s Discussion and Analysis of Financial Condition and Results of Operations” derived from the Company’s Form 10-K Annual Report filed with the Securities and Exchange Commission on March 27, 2018.

RESERVE REPORT...

Also enclosed with this newsletter is a copy of a letter prepared by Wright & Company, Inc., independent petroleum consultants, including a summary report of the remaining crude oil and natural gas reserves, future net cash flows and discounted future net cash flows for all properties in which the Company owns an interest (the “Reserves Report”). Additional supplemental information relating to the Company’s oil and gas producing activities can be found in the enclosed 2017 Consolidated Financial Report – reference Note 8 of the Notes to Consolidated Financial Statements.

As presented in the enclosed Reserves Report, the Company has an estimated $14.5 million in undiscounted future net cash flows at December 31, 2017, representing $2.57 per limited partnership Unit. Because of the time period required to extract such reserves, the present value of reserves to be obtained in the future is less than if immediately available. The present value of the Company’s future net cash flows, discounted at 10% per annum, is $9.2 million at December 31, 2017, which represents $1.63 per limited partnership Unit.

The average remaining economic life of the Company’s wells at December 31, 2017 is 5.0 years. The economic lives of the Company’s wells have a range of 0 – 49 years at December 31, 2017.

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692

2017 Newsletter	April 30, 2018

REPURCHASE RIGHT...

The Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership. The price to be paid for any such Units is calculated based upon the audited financial statements of the Company as of December 31 of the year prior to the year in which the Repurchase Right is to be effective and independently prepared reserves reports.

Between April 30, 2018 and June 29, 2018, you as a Unitholder of the Company may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2017, as adjusted for quarterly distributions since that date.

Based on the Company’s audited financial statements (enclosed), the Purchase Price this year is $0.11 per Unit calculated as follows:

Total partners' equity at December 31, 2017	$14,273,000

Add:
Standardized Measure of Discounted
Future Net Cash Flows	(5,054,000)
Tax adjustment	84,000
(4,970,000)
Deduct:
Carrying value of oil and gas properties (net of undeveloped lease costs and prepaid well costs):
Historical cost	179,106,000
Less Depreciation, Depletion and Amortization	(170,788,000)
8,318,000

Adjusted Book Value	985,000
66% of Adjusted Book Value	650,000
98.81% Limited Partners' share	642,000
Unit price based on 5,587,616 Units	0.11
Less Interim Distributions	-

Calculated Repurchase Right Price	$0.11

Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

Management of the Company also believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs in the 1980’s) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) would be subject to recapture and would be treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer to Purchase). Unitholders should consult their own tax advisor to assess the tax consequences of the sale of Units to the Company.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692

2017 Newsletter	April 30, 2018

NEW IRS REGULATIONS...

The Bipartisan Budget Act of 2015 replaced the existing rules for auditing large partnerships with a new set of streamlined rules that took effect January 1, 2018. The changes are primarily designed to streamline the audits of large partnership income tax returns. Management, with the assistance of our legal counsel, has evaluated the potential impact of these new rules on the Company and its limited partners, and has determined that an amendment to the partnership agreement will be necessary to reflect the Company’s elections and to protect the interests of all limited partners. Management is currently working on the amendment and expects to have it finalized soon.

MARGINAL WELL TAX CREDITS...

The marginal well tax credit (the “MWC”) is a production-based tax credit that provides credits for the production of qualified crude oil and natural gas from a qualified marginal well. Since its enactment in 2004, the MWC has been fully phased out for both marginal crude oil and natural gas wells due to the relevant commodity prices. Through 2015, no taxpayer has ever claimed the Code Sec. 45I MWC since its enactment, and no IRS form existed to claim the credit since the IRS had never needed to develop one.

During the 4th quarter of 2017, the IRS published the long-awaited reference price for qualified natural gas production from qualified marginal wells during taxable years beginning in calendar year 2016 for the purpose of determining the MWC under Code Sec. 45I. The MWC for oil is fully phased-out for 2016. The IRS also suggested that a taxpayer who filed a 2016 return on or before October 2, 2017 without claiming the credit may file an amended return using the applicable reference price stated in the notice. Generally, a taxpayer has up to three years from the date it filed a return, or two years from the date the tax is paid, whichever is later, to file an amended return.

After evaluating the potential impact of the 2016 MWC on the Company’s partners, the Company has decided to amend its 2016 Form 1065 partnership return to reflect the credits that have been earned. Later this year, all limited partners from tax year 2016 can expect to receive an amended 2016 Form 1065 Schedule K-1 reflecting their share of the credits. Many limited partners will likely choose to not to proceed with amending their 2016 tax returns due to the immaterial amount of credits allocable to them, however other limited partners may find the amendment process to be worthwhile. All limited partners are strongly encouraged to seek professional tax advice when considering amending a prior year tax return.

As of the date of this newsletter, the IRS has not yet published the reference price for 2017 qualified production for the purpose of determining the MWC. Based on the commodity prices during the applicable period, the Company does expect a 2017 reference price, and ultimately marginal well tax credits, to be made available. Once the 2017 reference price has been published, the Company will assess the potential impact of the 2017 MWC on the Company’s partners and will make a determination as to whether or not an amendment of its 2017 Form 1065 partnership return is necessary.

PARTNER RELATIONSHIP MANAGER...

Sharon Clark, who has served as the liaison between the limited partners and management of the Company, including Everflow Eastern, Inc., since 1987, has decided to retire. Sharon has been training her successor, Sharon Bradley, with the goal of having her up to speed by her last day, which is scheduled for June 29, 2018. Beginning in July, please direct all future inquiries regarding partnership transfers, tax inquiries, partner profile updates, etc., to Sharon Bradley. Sharon Bradley can be reached at the Company’s main phone number or by email at eesharon@zoominternet.net. Also, please join us in wishing Sharon Clark the very best in the next chapter of her life!

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692